Exhibit 12.2
GULF POWER COMPANY
Computation of ratio of earnings to fixed charges plus preference dividend requirements for the five years ended December 31, 2015 and the year to date March 31, 2016

	Year ended December 31,											Three Months Ended March 31,
		2011		2012		2013		2014		2015		2016
	-----------------------------------------------Thousands of Dollars-----------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes		$172,475		$211,346		$211,801		$237,241		$248,756		$51,629
Interest expense, net of amounts capitalized		58,150		60,250		56,025		53,234		49,358		12,544
Interest component of rental expense		15,655		14,892		12,888		20,989		29,631		7,033
AFUDC - Debt funds		3,951		2,500		3,421		5,373		5,608		—
Earnings as defined		$250,231		$288,988		$284,135		$316,837		$333,353		$71,206

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt		$56,677		$57,942		$55,386		$54,898		$57,036		$13,701
Interest on affiliated loans		130		172		222		185		374		160
Interest on interim obligations		197		100		185		—		68		—
Amortization of debt disc, premium and expense, net		2,686		2,602		2,582		2,597		2,566		600
Other interest charges		2,411		1,933		1,070		927		(5,078)		(1,916)
Interest component of rental expense		15,655		14,892		12,888		20,989		29,631		7,033
Fixed charges as defined		77,756		77,641		72,333		79,596		84,597		19,578
Non-tax deductible preference dividends		6,203		6,203		7,704		9,003		9,003		2,251
Ratio of net income before taxes to net income	x	1.551	x	1.599	x	1.603	x	1.590	x	1.584	x	1.652
Preference dividend requirements before income taxes		9,620		9,922		12,349		14,318		14,264		3,718
Fixed charges plus preference dividend requirements		$87,376		$87,563		$84,682		$93,914		$98,861		$23,296
RATIO OF EARNINGS TO FIXED CHARGES PLUS PREFERENCE DIVIDEND REQUIREMENTS		2.86		3.30		3.36		3.37		3.37		3.06